Exhibit 99.5

MEGAWEST ENERGY CORP.
Suite 800, 926 - 5th Avenue S.W.
Calgary, Alberta  T2P 0N7
Telephone: (403) 984 - 6342
Facsimile: (403) 984 - 6343

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of MegaWest Energy Corp. (the "Company") will be held at 2:00 p.m. (Calgary time) on Friday, April 29, 2011, in the Macleod Room, Macleod Dixon LLP, 3700, 400 3rd Avenue SW, Calgary, Alberta, for the following purposes:

1.	to receive the audited financial statements of the Company for the fiscal year ended April 30, 2010, and accompanying report of the auditors;

2.	to elect George Orr, Tim Morrison, Elden Schorn and Fred S. Zeidman as the directors of the Company to serve until the next annual general meeting of the Company;

3.
to re-appoint KPMG LLP as the auditors of the Company for the fiscal year ending April 30, 2011 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending April 30, 2011;

4.
to consider and, if thought fit, pass a special resolution approving the change in name of the Corporation from "MegaWest Energy Corp" to "Gravis Oil Corporation", or such other name as the Board of Directors of the Corporation in their discretion may determine;

5.	to consider and, if thought fit, pass a resolution consolidating the existing common shares on a 10 to 1 basis; and

6.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company have fixed March 24, 2011 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.  Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

A form of proxy will not be valid and not be acted upon or voted unless it is signed and dated and reaches the office of Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1, Attention: Proxy Department, to reach the addressee no later than forty-eight (48) hours (excluding Saturday, Sunday and holidays) prior to the time of the meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

Unregistered shareholders who receive these materials through their broker or another intermediary are requested to complete and return the form of proxy in accordance with the instructions provided by the broker or other intermediary.

DATED at Calgary, Alberta, this 30 day of March, 2011

By Order of the Board of

MEGAWEST ENERGY CORP.

(signed) "Tim Morrison"

President, Director